UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL BLUE HOLDING GROUP AG

(Name of Subject Company (Issuer))

GT HOLDING 1 GMBH

(Name of Filing Person—Offeror)

an Indirect Wholly Owned Subsidiary of

SHIFT4 PAYMENTS, INC.

(Name of Filing Person—Parent of Offeror)

Registered Ordinary Shares, CHF 0.01 nominal value per share

Registered Series A Convertible Preferred Shares, CHF 0.01 nominal value per share

Registered Series B Convertible Preferred Shares, CHF 0.01 nominal value per share

(Title of Class of Securities)

H33700107

(CUSIP Number of Class of Securities)

Jordan Frankel

Shift4 Payments, Inc.

Secretary, General Counsel and Executive Vice President, Risk and Compliance

3501 Corporate Parkway

Center Valley, Pennsylvania 18034

(888) 276-2108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew Elken, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shift4 Payments, Inc., a Delaware corporation (“Shift4”), with the U.S. Securities and Exchange Commission on March 21, 2025 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”) to purchase all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue Group Holding AG (“Global Blue”), a stock corporation incorporated under the laws of Switzerland (the “Global Blue Common Shares”), at a price per share equal to $7.50, (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series A Shares”), at a price per share equal to $10.00, and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at a price per share equal to $11.81, net to the shareholders of Global Blue in cash, without interest and upon the terms and subject to the conditions set forth in the offer to purchase, dated as of March 21, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related letter of transmittal applicable to the Global Blue Common Shares (the “Common Shares Letter of Transmittal”), the related letter of transmittal applicable to the Global Blue Series A Shares (the “Series A Shares Letter of Transmittal”) and the related letter of transmittal applicable to the Global Blue Series B Shares (the “Series B Shares Letter of Transmittal” and, together with the Common Shares Letter of Transmittal and the Series A Shares Letter of Transmittal, in each case, with any amendments or supplements thereto, the “Letters of Transmittal”, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, which the Offer to Purchase, Letters of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Offer to Purchase

The first paragraph under the heading 2. Acceptance for Payment and Payment for Global Blue Shares on page 23 of the Offer to Purchase is hereby amended and supplemented by adding the underlined text and deleting the struck through text as follows:

“Upon the terms and subject to the conditions to the Offer, as described in Section 16 — “Conditions to the Offer,” we will accept for payment and thereafter pay for all Global Blue Shares validly tendered and not validly withdrawn prior to the Expiration Time ~~as soon as practicable~~ promptly after the Expiration Time upon which the conditions pursuant to the Transaction Agreement are satisfied or waived pursuant to the terms of the Transaction Agreement. See Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares” for how to validly tender Global Blue Shares.”

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

1.	By adding the following text thereto:

“On April 18, 2025, Merger Sub announced an extension of the Expiration Time of the Offer until one minute after 11:59 p.m., New York City time, on May 6, 2025 (such date and time, the “Expiration Date”), unless the Offer is further extended or earlier terminated in accordance with the terms of the Offer to Purchase. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on April 17, 2025.

The Depository has advised Merger Sub that, as of one minute after 11:59 p.m., Eastern Time, on April 17, 2025, the last business day prior to the announcement of the extension of the Offer, approximately 231,574,334 Global Blue Shares have been validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 96.42% of the Global Blue Shares outstanding (based on 240,175,016 Global Blue Shares outstanding, which excludes 10,951,858 Global Blue Shares held in treasury).

On April 18, 2025, Shift4 issued a press release announcing the extension of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.”

2.

All references to “one minute after 11:59 p.m., New York City time, on April 17, 2025” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letters of Transmittal (Exhibits (a)(1)(B)-(D)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(F)) are hereby amended and replaced with “one minute after 11:59 p.m., New York City time, on May 6, 2025”.

3.

The first paragraph under the heading Item 12. The Transaction Agreement; Other Agreements—Support Agreements on page 74 is hereby amended and supplemented by adding the following sentence at the end of the paragraph:

“Morgan Stanley Global Income Funding Trust became a party to the Support Agreement between Shift4 and certain investors of Global Blue management by way of joinder dated as of March 31, 2025.”

4.

The second paragraph under the heading Item 18. Certain Legal Matters; Regulatory Approvals— Shareholder Approval Not Required; Extraordinary General Meeting is deleted and replaced with the following paragraph:

“For purposes of submitting the Board Modification for shareholder approval, in accordance with the terms of the Transaction Agreement, the Global Blue board will convene an extraordinary general meeting of shareholders (the “EGM”), to be held on Tuesday, May 6, 2025 at 11:00 CEST at Niederer Kraft Frey Ltd., Bahnhofstrasse 53, 8001 Zurich, Switzerland. Shareholders of Global Blue who hold Global Blue Shares on April 25, 2025 at 4:30 p.m., Eastern Daylight Time, the voting record date, will be entitled to attend the EGM and vote on the Board Modification. The Global Blue board unanimously recommends that shareholders approve and adopt the Board Modification. The invitation to the EGM is described in further detail in Global Blue’s Form 6-K, filed with the SEC on April 9, 2025, which is incorporated herein by reference.

5.	The paragraph under the heading Item 18. Certain Legal Matters; Regulatory Approvals—Legal Proceedings is deleted and replaced with the following paragraphs:

“As of April 8, 2025, two purported stockholders of Global Blue, have filed lawsuits against Global Blue and its directors in the Supreme Court of the State of New York, captioned Kevin Welsh v. Global Blue Group Holding AG et al., No. tc250402-51 and John Clark v. Global Blue Group Holding AG et al., No. tc250402-ny908 (the “Complaints”). The Complaints allege that the Solicitation/Recommendation Statement on Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law; and (ii) negligence in violation of New York common law. The Complaints seek, among other things, (i) injunctive relief preventing the consummation of the proposed transaction until the alleged omitted material information has been disclosed; (ii) rescission or actual and punitive damages in the event the proposed transaction is consummated; and (iii) an award of plaintiffs’ expenses, including attorneys’ and experts’ fees.

In addition to the Complaints, as of April 8, 2025, Global Blue has received several demand letters from purported Global Blue shareholders generally alleging disclosure deficiencies in connection with the disclosures associated with the proposed transaction (collectively, the “Demand Letters”).

The defendants believe that the allegations and claims asserted in the foregoing Complaints and Demand Letters, as applicable, are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. It is possible that additional, similar complaints or demand letters may be filed against, or received by, Global Blue, the Global Blue board, Shift4, Merger Sub or the Shift4 board or that the Complaints or Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Global Blue or Shift4 will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(E)	Invitation to the Extraordinary General Meeting of Global Blue Group Holding AG, dated April 9, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Global Blue Group Holding AG with the SEC on April 9, 2025).

(a)(5)(F)	Press Release, dated April 9, 2025 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by Global Blue Group Holding AG with the SEC on April 9, 2025).

(a)(5)(G)*	Press Release issued by Shift4 Payments, Inc., dated April 18, 2025.

(d)(12)	Joinder to the Support Agreement, dated as of March 31, 2025, made and entered into by Morgan Stanley Global Income Funding Trust (incorporated by reference to Exhibit (e)(51) to Amendment No.1 to Schedule 14D-9-A filed with the SEC on April 9, 2025).

(d)(13)*	Subscription Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Huang River Investment Limited.

(d)(14)*	Subscription Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Ant International Technologies (Singapore) Holding Pte. Ltd.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Shift4 Payments, Inc.

By:	/s/ Jared Isaacman
Name:	Jared Isaacman
Title:	Chief Executive Officer

Date: April 18, 2025